

October 10, 2012

Via E-mail
Mr. Robert F. Kuzloski, Esq.
Executive Vice President & Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

  Re: Validus Holdings, Ltd.
     Registration Statement on Form S-4
     Filed September 20, 2012
     File No. 333-183999

Dear Mr. Kuzloski:

  We have reviewed your supplemental response filed October 5, 2012 and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4
Supplemental Response Filed October 5, 2012

1. We note your response to our prior Comment 2. Your proposed disclosure attached as Exhibit A does not describe the opinions that tax counsels intend to deliver, but rather the type of opinion that must be received as a condition to the merger. Please revise your discussion of tax consequences to clearly state that the disclosure in this section is the opinion of counsel, express a firm conclusion regarding the federal income tax consequences of the transaction, and indicate whether the merger will qualify as a tax-free reorganization. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.B.2.

Exhibits 8.1 and 8.2

2. It appears that you are electing to use a short-form opinion. According, please expand Exhibits 8.1 and 8.2 to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the respective counsel. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.B.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Robert F. Kuzloski, Esq.
Validus Holdings, Ltd.
October 10, 2012
Page 3

You may contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riegel
Assistant Director

cc: Todd E. Freed, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036